SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Neuberger Berman Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   641234 10 9
                                   -----------
                                 (CUSIP Number)

                                  May 15, 2002
                                  ------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641234 10 9
------------ -------------------------------------------------------------------
             1) Names of Reporting Persons. Neuberger Berman Employee Defined Contribution Incentive Plan Trust

                     I.R.S. Identification Nos. of Above Persons (entities only)
------------ -------------------------------------------------------------------
             2)      Check the Appropriate Box if a Member of a Group (See
                     Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
------------ -------------------------------------------------------------------
             3)       SEC Use Only
------------ -------------------------------------------------------------------
             4)       Citizenship or Place of Organization.  United States
-------------------- -----------------------------------------------------------
Number of            (5)   Sole Voting Power.         -0-
Shares               -----------------------------------------------------------
Beneficially         (6)   Shared Voting Power.     -0-
Owned by Each        -----------------------------------------------------------
Reporting            (7)   Sole Dispositive Power.  -0-
Person               -----------------------------------------------------------
With                 (8)   Shared Dispositive Power.  -0-
------------ -------------------------------------------------------------------
             9)       Aggregate Amount Beneficially Owned by Each Reporting
                      Person.

                      -0-*
------------ -------------------------------------------------------------------
             10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
------------ -------------------------------------------------------------------
             11)      Percent of Class Represented by Amount in Row 9.

                      0%*
------------ -------------------------------------------------------------------
             12)      Type of Reporting Person (See Instructions).  OO
------------ -------------------------------------------------------------------

---------------

* For an explanation of this response, please see Item 4.

     This Amendment No. 1 to Schedule 13G amends and restates in its entirety the statement on Schedule 13G dated October 7, 1999 (the "Original Schedule 13G") with respect to the common stock par value $0.01 per share ("Common Stock") of Neuberger Berman Inc., a Delaware corporation (the "Company") (as so amended and restated, this "Schedule 13G") which was filed by the Neuberger Berman Employee Defined Contribution Incentive Plan Trust (the "Trust").

Item 1.
-------

     (a)  Neuberger Berman Inc., a Delaware corporation.

     (b) 605 Third Avenue, New York, New York 10158.

Item 2.
-------

     (a)  Neuberger Berman Employee Defined Contribution Incentive Plan Trust

     (b)  c/o Neuberger Berman Trust Company, N.A.,
          605 Third Avenue, New York, New York 10158.

     (c)  United States

     (d)  Common Stock, par value $0.01 per share

     (e)  641234 10 9

Item 3.
-------

     (a)-(j)  Not applicable.

Item 4.
-------

     (a)  Amount beneficially owned: -0-

     (b)  Percent of class: 0 %

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:

                -0-

          (ii)  Shared power to vote or to direct the vote:

                -0-

          (iii) Sole power to dispose or direct the disposition of:

                -0-

          (iv)  Shared power to dispose or direct the disposition of:

                -0-

Under the terms of the Company's Employee Defined Contribution Stock Incentive Plan (the "Plan"), employees of the Company beneficially own the shares of Common Stock allocated to their stock accounts through the Trust, and the Trust is the holder of record of such shares. When the Plan and the Trust became effective, all of the shares of Common Stock held in the Trust were allocated to the Company's employees. Of the 4,502,050 shares of Common Stock held in the Trust as of May 15, 2002, only 29,220 were unallocated. Shares become unallocated under the Plan as a result of forfeitures by former employees of the Company. None of the shares in the Trust may revert to the Company or its affiliates.

Pursuant to the terms of the Plan, each Plan participant who has stock allocated to his or her stock account is entitled to instruct the Trust's trustee (the "Trustee") as to the manner in which the shares of Common Stock allocated to his or her stock account will be voted. The Plan also provides that the Trustee has no discretion with respect to the voting of any shares of Common Stock held in the Trust, and as such (i) the Trustee may not vote shares for which it has not received instructions from a Plan participant; and (ii) the Trustee must vote unallocated shares in the same proportion as the allocated shares for which it has received instructions. Should the Plan participants be requested to tender or exchange their shares of Common Stock, the Trustee is required to follow each participant's instructions, may not act in the absence of such instructions and must tender or exchange unallocated shares in the same proportion as the allocated shares for which it has received instructions. Additionally, the Trustee does not have dispositive power with respect to shares held in any Plan participant's stock account.

Because the Trustee has no discretion with respect to the voting or disposition of the shares of Common Stock held through the Trust, the Trust has no reporting obligation pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 5.
-------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]**

Item 6.
-------

     Not applicable.

--------------

** For an explanation of this response, please see Item 4.

Item 7.
-------

     Not applicable.

Item 8.
-------

     Not applicable.

Item 9.
-------

     Not applicable.

Item 10.
--------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                June 11, 2002
                                -------------
                                Date

                                /s/ Diane E. Lederman
                                ---------------------
                                Signature

                                Diane E. Lederman, Senior Vice President of
                                NEUBERGER BERMAN TRUST COMPANY, N.A., as Trustee
                                ------------------------------------------------
                                Name/Title